Exhibit 12.1

Enterprise Financial Services Corp
Statement Regarding Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividend Requirement (unaudited)

	Years ended December 31,
($ in thousands)	2013	2012	2011	2010	2009 (2)	2008
Earnings (1):
Income (loss) before income taxes	$50,080	$42,830	$38,225	$7,196	$(48,544)	$12,125
Add: Fixed charges from below	18,137	28,002	33,950	35,597	51,356	60,458
Earnings including interest expense on deposits (a)	$68,217	$70,832	$72,175	$42,793	$2,812	$72,583

Less: interest expense on deposits	(11,142)	(15,406)	(21,658)	(22,867)	(30,203)	(39,920)
Earnings excluding interest expense on deposits (b)	$57,075	$55,426	$50,517	$19,926	$(27,391)	$32,663

Fixed charges (1):
Interest on deposits	$11,142	$15,406	$21,658	$22,867	$30,203	$39,920
Interest on borrowings	6,995	7,761	8,497	9,544	18,642	20,418
TARP preferred stock dividends (pre-tax)	—	4,835	3,795	3,186	2,511	120
Fixed charges including interest on deposits (c)	$18,137	$28,002	$33,950	$35,597	$51,356	$60,458

Less: interest expense on deposits	(11,142)	(15,406)	(21,658)	(22,867)	(30,203)	(39,920)
Fixed charges excluding interest expense on deposits (d)	$6,995	$12,596	$12,292	$12,730	$21,153	$20,538

Ratio of earnings to combined fixed charges
Excluding interest on deposits (b/d) (3)	8.16x	4.40x	4.11x	1.57x	-1.29x	1.59x
Including interest on deposits (a/c)	3.76x	2.53x	2.13x	1.20x	0.05x	1.20x

Ratio of earnings to combined fixed charges and preferred dividends:
Excluding interest on deposits (b/d) (3)	8.16x	6.52x	5.50x	1.75x	-1.60x	1.59x
Including interest on deposits (a/c)	3.76x	2.85x	2.27x	1.22x	0.01x	1.20x

(1) As defined in Item 503(d) of Regulation S-K.

(2) Due to the Company's $46.7 million loss (including $45.4 million of goodwill impairment charges) for the year ended December 31, 2009, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $49.3 million to achieve a coverage ratio of 1:1.

(3) The ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.

(4) Results and corresponding ratios for the years ended December 31, 2012, 2011, 2010, 2009, and 2008 have been reclassified to reflect the adoption of ASU 2014-1 "Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects."